The Chief Executive Officer
American Resources Corp
12115 Visionary Way
Fishers, IN 46038
Indiana

Suite 320
9990 Coconut Drive
Estero
Florida
34135
USA

CLAY
RESOURCES

June 2nd, 2023

Attention – Mr. Mark Jensen

Dear Mr. Jensen,

Official Quotation
Supply of Spodumene Ore (ex DRC or Zambia)

Thank you for your inquiry for the supply of run of mine spodumene ore to your company. Below please find the headline specifications of our offering and the procedure that we believe would be conducive to proper conclusion of a business transaction between us.

Specification

The following assay depicts the specification of the spodumene that is offered by our company. This being an extract of the official assay of the ore currently on stockpile at the mine in the DRC which would represent the average quality of deliveries reconciled over any 3 months. We understand that you would require this to be the average over a 3 month period with a targeted minimum of 4.5% for any given shipment.

The spodumene has the Lithium occurrence as the compound Lithium Oxide (Li_2O) and this grade is 7.9% and is considered very high grade. There is very little that can be done about the natural occurrence of the elemental Lithium, but we are confident that elemental Li contained should average this on a per shipment basis of 20,000 tons.



Alex Stewart International Rwanda Ltd

CERTIFICATE OF ASSAY — Certificate No. R 30844

Customer:
Address
Tel

Date of receipt: 15.03.2023
Date of Lab performance: 20.03.2023 to 20.03.2023
Your sample No: Lot: RMR/LI/02B Prec 1292211
Our sample No: 221222-10

Material description: Lithium Ore
Nature of sample: sampled by our Inspector
Pre-treatment: milling and mixing

We have analysed the above mentioned sample(s) and report as below:

Chemical Analysis in %:

Li = 3.67
Li_2O = 7.90
F = 1.92
Al_2O_3 = 36.96
P_2O_5 = 43.21
SiO_2 = 6.31
SO_3 = 0.04
Cl = 0.08
K_2O = 0.58
CaO = 1.06
TiO_2 = 0.21
Cr_2O_3 = 0.02
MnO = 0.01
Fe_2O_3 = 0.33
CuO = 0.004
ZnO = 0.005
Ga_2O_3 = 0.001
Rb_2O = 0.02
SrO = 0.11
Y_2O_3 = 0.004
SnO_2 = 0.01
BaO = 0.04
CeO_2 = 0.02
Ta_2O_5 = 0.02
U_3O_8 = <0.001
ThO_2 = 0.039
Moisture = 0.232

*Any request for repeat analysis will be charged.
Report Date: 20.03.2023 Signed:

Quantity

Clay Resources currently have an estimated 7,000 (seven thousand) tons of spodumene ore (with the above assay profile) on our stockpile ready to ship. We also expect to be able to mine a similar amount per month but would recommend that we undertake to supply a minimum of 5,000 (five thousand) tons per month for the next 12 months. This can however be exceeded at any point in the contract period up to a maximum of 20,000 (twenty thousand) tons per month, after which written agreement is required in order to exceed, which agreement shall not be withheld in the event that American Resources Corp do not have the capacity to accept same.

American Resources Corp shall have the right of first refusal on all material produced from the mine, with a planned production schedule to scale up to 20,000 metric tons per month or more.

This right must follow an agreed protocol including periods of notice, interruption periods and recommencement notice periods. If American Resources Corp are the sole buyer, then a remedy mechanism will have to be discussed in order for shipments to be placed with other buyers in the case that of the events covered in this protocol are exercised.

These terms will be included in the final detailed agreement.

Pricing & Delivery

The spodumene shown in the above specification (average) is offered on the following pricing basis.

- **$721** (seven hundred and twenty one dollars) per ton
- Delivered to Port of Dar Es Salaam, Tanzania
- Estimated cost for delivery by 20ft container to Indianapolis Indiana is currently forecast to be **$160** per ton by sea freight. This will be the subject of a detailed logistics investigation currently underway and is for budget purposes only. This cost will be revised and more formally detailed in the full agreement.

Our quotation has carefully considered the following aspects of production and the sometimes convoluted in country surcharges. We have specifically avoided reference to the LME Lithium index as we have reserved that for the project positioning with a view of concentrate production in country. These aspects are as follows.

- Mining cost
- Transport to Dar Es Salaam (from mine by road)
- Road Insurance and Transit fees (RIT)
- Port access charges
- Royalties (Government)
- Rehabilitation allowance
- Community development fund
- Management and advisory fees
- Trading margin

Also as discussed with you, we envisage the construction of a large refinery and assembly facility in the Durban environs.

We will review our positions in terms of the offered pricing structure as these facilities come online and a steady production process is manifest. It is anticipated that we will review the overall pricing and participation in this regard at a later stage.

Procedure and Terms

- **American Resources Corp signs and accepts this quotation as provided for below.**
- Initially a $100,000 deposit will be required in order to secure the right of first refusal offtake which Clay Resources will underwrite. This will be paid after 7 (seven) days after the site visit to the mines which visit must occur within the next 4-6 weeks.
- Prepayments are made in advance for shipment before product leaves the mine and will be invoiced on a batch or transport convoy basis. So long as inventory continues to roll, so neither party is taking undo risk on capital payments and inventory being shipped. By way of example the only exposure will be the requirement to ensure that the production and delivery costs to the port for a maximum of 15 trucks at a time is covered. This implies that the American Resources Corp will have to pay 50% of 15 trucks x 30 tons per truck @ $721 per ton = $162 225 exposure for any one convoy shipment, the balance of 50% is paid on delivery to the warehouse in the port.
- Shipments will commence within 30 days from the receipt of first payment for any one consignment to be loaded.
- A full Sales and Purchase agreement will be issued outlining the full terms of our engagement after receiving your acceptance of this offer.

We thank for this opportunity to be of service to American Resources Corp and avail ourselves for any questions or further clarification required.

Sincerely,

June 2nd, 2023

Christopher M. Dreska
President and Chief Operating Officer

Quotation Approved and Accepted by American Resources Corp
Supply of Spodumene Ore (ex DRC and/or Zambia)

Signature

Mark Jensen	Chief Executive Officer	June 2nd, 2023
Full Names	**Position**	**Date**

Whom hereby warrants their appointment, mandate, and authority to enter into and sign such agreement.